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                                                                    EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited)

                                                     Quarters Ended
                                                       March 31,
                                          -------------------------------------
                                                2002               2001
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                                                       (millions)
Earnings
   Income (Loss) from continuing
     operations before income taxes       $       237        $       (77)
   Capitalized Interest                           (32)               (44)
   Net losses in equity method
     investees                                     20                 59
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Subtotal                                          225                (62)
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Fixed charges
   Interest charges                               352                351
   Interest factor of operating rents             100                 88
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Total fixed charges                               452                439
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Earnings, as adjusted                     $       677        $       377
                                          =====================================

Ratio of earnings to fixed charges               1.50                  -(1)
                                          =====================================

(1) Earnings, as adjusted, were inadequate to cover fixed charges by $62 million in the first quarter of 2001. Earnings, as adjusted, include a one-time gain from investment activities of $14 million. Excluding this one-time gain, earnings, as adjusted, would have been inadequate to cover fixed charges by $76 million.

Note: The ratios of earnings to fixed charges were computed by dividing fixed charges into the sum of earnings (after certain adjustments) and fixed charges. Earnings include income (loss) from continuing operations before taxes, plus net losses in equity method investees, less capitalized interest. Fixed charges include interest on all debt of continuing operations, including amortization of debt issuance costs, and the interest component of operating rents.